FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 22, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated April 22, 2003

NDT VENTURES LTD.

PRESS RELEASE

April 22, 2003

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Drill Program Commences on the CC Project

NDT Ventures Ltd. (TSXV:NDE) is pleased to announce that drill site preparation has commenced on the CC Project and drilling is expected to start on April 23, 2003.  This first phase of drilling will consist of approximately 10 holes and will test the upper 50 meters of the outcropping vein system over its central strike length of 300 meters.  The overall vein system, which has never been drilled, measures up to 30 meters in width and includes a central 2 meter wide Main Vein that has returned surface gold values up to 56 g/t.  Samples from the drilling will be submitted to ALS Chemex laboratories in Reno, Nevada for precious metal analysis.  Results will be disseminated as soon as they are available. The project is located 45 kilometres northwest of Gabbs, Nevada immediately adjacent to the Bell Mountain Project which has reported an open, pitable mineral resource on a near surface portion of one large vein.

In addition to the CC Claims, the Company has two other active gold projects in Nevada where initial work has defined priority target areas with good surface gold values. Detailed field evaluations are scheduled over the next few months on these projects.

The Company is also actively evaluating several additional gold properties and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments. As well, planning is underway in conjunction with Navigator Exploration Ltd. for an aggressive program this summer on the newly acquired Melville Diamond Project.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 22, 2003